BioSpecifics Technologies Corp.
35 Wilbur Street
Lynbrook, NY 11563

September 24, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:     Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:

BioSpecifics Technologies Corp.
Comment Letter regarding Form 10-K for the Year Ended December 31, 2008
Dated September 10, 2009
File No. 001-34236

Dear Mr. Rosenberg:

This letter is to confirm that the legal counsel of BioSpecifics Technologies Corp. (the "Company") has left you a voicemail message indicating that the Company will respond to the Commission's comment letter dated September 10, 2009 from you to me, with respect to the Company's Annual Report on Form 10-K, File No. 001-34236, by the close of business on Friday, October 2, 2009.

If you have any questions or comments regarding this letter, please contact me at (516) 593-7000.

Sincerely,

/s/ Thomas L. Wegman
Thomas L. Wegman, President

cc:

Nandini A. Acharya, Attorney
Tabatha Akins, Staff Accountant
Suzanne Hayes, Legal Branch Chief
Mary Mast, Senior Staff Accountant
Carl A. Valenstein, Bingham McCutchen LLP